Exhibit 99.1

AFYA LIMITED ANNOUNCES CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nova Lima, Brazil, June 02nd , 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that its board of directors (the “Board”), following the recommendation of the Board’s audit committee, recently approved the engagement of KPMG Auditores Independentes Ltda. (“KPMG”) to provide independent auditing services for the Company, replacing Ernst & Young Auditores Independentes S/S Ltda., as its independent registered public accounting firm.

KPMG will commence its activities with the review of our quarterly information for the second quarter of 2025.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited